EXHIBIT 99.2
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                                                                March 10, 2006


                  CODE OF ETHICS FOR SENIOR FINANCIAL OFFICERS

At ARC, we have always recognized the value and importance of conducting all of our affairs with trust and integrity. For ARC's excellent reputation to be maintained we require the highest standards of professional and ethical conduct from all of our employees, but in particular our Senior Financial
Officers are expected to set exemplary standards as an example to all employees.

This Code of Ethics for Senior Financial Officers shall apply to ARC's President and Chief Executive Officer, Chief Financial Officer and the Senior Vice President, Capital Markets. Compliance with both this Code of Ethics and ARC's Code of Business Conduct and Ethics is a requirement of employment.

This Code has been posted on our website and any change or waiver of this Code will be disclosed within five business days of the change or waiver through an additional posting on our website.


STANDARDS OF CONDUCT

To the best of their knowledge and ability, the Senior Financial Officers shall:

    o Avoid making any investment, interest or association that interferes with the independent exercise of judgment in the Company's best interest. The Senior Financial Officers non material personal investments in publicly traded companies of less than one per cent of the shares outstanding will not be considered an investment that by itself would interfere with the Company's best interests. The Senior Financial Officers will disclose to the Board of Directors any other investments that might interfere or might reasonably be thought to interfere with the independent exercise of judgment in the Company's best interests.

    o    Keep  and  present  all  of  the  Company's   accounting  records  in
         accordance with the appropriate laws and regulations.

    o Comply with both the spirit and intent of all applicable government laws, rules and regulations.

    o Provide full, fair, accurate and timely disclosure in all of the Company's public reports and documents.

    o Ensure that all records fairly and accurately reflect the Company's assets, liabilities, revenues and expenses and do not contain any false or misleading information.

    o Ensure that all transactions are supported by accurate documentation in sufficient detail and recorded correctly.

    o Provide all the information required by the Company's independent auditors.

    o    Comply  with  Generally  Accepted   Accounting   Principles  and  the
         Company's system of internal accounting controls.

    o    Maintain  the  skills  and  knowledge   necessary  to  perform  their
         functions.



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ARC ENERGY TRUST

COMPLIANCE AFFIRMATION FOR SENIOR FINANCIAL OFFICERS

    1.   AFFIRMATION OF COMPLIANCE

The undersigned certifies that he or she has received and read the above Code of Ethics for Senior Financial Officers and agrees to abide by the policies summarized therein.

    2.   AFFIRMATION OF LEGAL AND ETHICAL BUSINESS CONDUCT

By signing this form, the undersigned confirms that, to the best of his or her knowledge and belief, each dealing or transaction to which he or she has been party directly, or indirectly, on behalf of this Company:

    o    Was characterized by honesty and integrity;

    o    Complies with applicable laws and regulations;

    o Did not involve any unethical dealings, unbooked fees, special favours, benefits or contributions to any private party, government or government agency;

    o    Did not involve any unlawful arrangements with competitors; and

    o    Was recorded and properly described on the Company's books.

If there are any exceptions, please describe them on the reverse.

    3.   CERTIFICATION OF FILINGS

By signing this form, the undersigned confirms that, to the best of his or her knowledge and belief, that the Company's annual or interim filings (the AIF, annual or interim financial statements, and annual or interim MD&A, together with documents incorporated by reference):

    o    Do not contain misrepresentations of facts; and

    o Fairly present in all material respects the company's financial condition, results of operations and cash flows as of and for the periods presented in the filing.

Fair representation is considered to include:

    o The selection and proper application of appropriate accounting policies;

    o    Disclosure  of  financial   information   that  is  informative   and
         reasonably reflects the underlying transactions; and

    o Disclosure that is necessary to provide investors with a materially accurate and complete picture of the Company's financial condition, results of operations and cash flows.

    4.   CONFLICT OF INTEREST QUESTIONNAIRE

Please answer "Yes" or "no" to the following questions. If the answer to any question is "Yes", full details must be provided on the reverse side, except if the answer pertains to transactions with respect to the internalization of the ARML management contract.

A. Have you or, to your knowledge, has any member of your immediate family, at any time during the period since [DATE]:


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     1.  engaged,  directly or indirectly, in any transaction for the purchase or sale of  materials  or other  property,  or  services by or to ARC
         Resources  or  any  subsidiary  or  division   thereof   (hereinafter
         collectively called the Company), otherwise than in the normal capacity of officer or employee of the Company:

                  Yes_____                           No______


     2. been an officer, director, partner or employee of any corporation, partnership or other organization which, to your knowledge, has engaged in any transaction described in (a) above with the Company;

                  Yes_____                           No______


     3. been interested monetarily, directly or indirectly, in any organization doing business with the Company (unless as a holder of less than one per cent of the voting securities issued by a corporation whose securities are publicly traded) and

                  Yes_____                           No______


     4. been a recipient, directly or indirectly, of any payments or significant gifts of any kind from or on behalf of any organization doing business with the Company (unless by way of dividend or interest payments made by a corporation whose securities are publicly traded) which would contravene the Company's Code of Business Conduct and Ethics?

                  Yes_____                           No_____


B. Is any transaction contemplated, involving you or any member of your immediate family, which if consummated, would be described in answer to any of the preceding items?

                  Yes_____                           No_____

C. Are you aware of any interest or activity on your part, or on the part of any member of your immediate family, which is in conflict with the interests of the Company?

                  Yes_____                           No_____



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Date:  ________________